Pytheas Energy Inc.

ANNUAL REPORT

19505 Biscayne Blvd #2350
Aventura, FL 33180
620-320-3200
https://pytheasenergy.com/

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview
Pytheas Energy Inc. is an early-stage oil and gas company focused on acquiring, exploring, developing, and operating oil and gas assets in the United States. Our mission is to create long-term value by identifying properties with significant upside potential and enhancing them through disciplined operations and data-driven evaluation. In furtherance of this mission, we leverage an experienced management team, a robust network of industry relationships, and proprietary, AI-enabled asset-screening tools to improve sourcing and technical review, allowing our company to prioritize the most promising acquisition targets.

Business Model
Our strategy is designed to capitalize on market inefficiencies and respond to evolving industry trends. We target two primary types of acquisition opportunities:
1. We seek to acquire oil and gas assets that are being divested as larger companies streamline their portfolios or shift strategic focus. These transactions often enable us to acquire high-quality properties at attractive prices.
2. We also pursue assets owned by small, independent exploration and production companies that may be constrained by limited access to capital or rising regulatory compliance costs. These situations can create opportunities for us to purchase valuable properties at favorable valuations.
Following acquisition, we work to rehabilitate and optimize these assets through operational improvements, enhanced management practices, and the application of modern technology. Our goal is to increase both revenue generation and asset valuation for our investors. We strive to operate acquired assets directly, maximizing value through hands-on management and accountability. For example, through our wholly owned subsidiary, Mojo Exploration & Production, LLC, we manage the day-to-day operations of our Texas-based

assets and perform all workovers and field optimization activities internally. This direct operating model allows us to control costs, enforce consistent safety and efficiency standards, and implement improvements rapidly, which we believe enhances both production and asset value over time.

Business Objectives

Our primary objectives are to:

● Achieve attractive, risk-adjusted returns by acquiring underperforming, non-core assets at discounted prices;

● Acquire complementary technologies and service provides that will increase our operational efficiencies and cost savings;

● Leverage technology, digitization, and AI to enhance operational efficiency;

● Utilize a nimble organizational structure to capitalize on opportunities that may be too small for larger competitors; and

● Preserve capital and manage downside risk.

Corporate Information

Our principal executive offices are located at 19505 Biscayne Blvd, #2350, Aventura, FL 33108, and our telephone number is (620) 320-3200. We maintain a website at www.pytheasenergy.com. Information available on our website is not incorporated by reference in and is not deemed a part of this offering circular. Our fiscal year ends December 31. Neither we nor our predecessors have been in bankruptcy, receivership or any similar proceeding.

Organizational Structure

We were incorporated in Nevada on February 15, 2024. We have three wholly owned subsidiaries:

● Pytheas Bakken SPV LLC, a Delaware limited liability company holding non-operating working interests in oil wells in the Bakken Region of North Dakota.

● Pytheas MR SPV LLC, a Delaware limited liability company holding operating interests in 388+ oil wells in the Minerva-Rockdale oil field of Milam County, Texas.

● Mojo Exploration & Production, LLC, the operator of our oil and gas assets owned by Pytheas MR SPV.

Competitors and industry

A key differentiator for us is our proprietary AI-enabled asset identification technology, Pytheas.AI. This web-based application uses artificial intelligence and comprehensive data analytics to pinpoint underperforming and non-core oil and gas assets that are prime for acquisition and revitalization. Pytheas.AI streamlines our investment diligence process, reduces operational risks, enhances safety, and supports regulatory compliance. We plan to commercialize Pytheas.AI by offering it as a consultancy tool and software-as-a-service platform to other industry participants, partially with the proceeds from the sale of our Shares in this Offering, and we may potentially adapt it for use in other sectors.

Current Stage

Pytheas Energy is focused on executing our core acquisition and optimization strategy across our existing portfolio. We are actively rehabilitating and enhancing production from our 500+ wells under our operation in the Minerva-Rockdale field through our subsidiary Mojo Exploration & Production, LLC, while optimizing our non-operating working interests in the Bakken Region of North Dakota. Concurrently, we are advancing the development and commercialization of our proprietary Pytheas.AI platform, refining its asset-screening capabilities and preparing to offer it as both a consultancy tool and software-as-a-service solution to other industry participants. Our immediate priorities include completing operational improvements at existing assets, demonstrating consistent production growth, and establishing revenue streams from our AI technology platform.

Future Roadmap

Looking ahead, we plan to scale our acquisition activities by targeting additional underperforming and non-core assets from both major operators streamlining their portfolios and smaller independent producers facing capital or compliance constraints. We intend to expand our direct operating capabilities beyond Texas, establishing a broader geographic footprint across strategic oil and gas basins in the United States. The commercialization of Pytheas.AI will be accelerated, with potential adaptation of the platform for use in adjacent sectors beyond oil and gas. Additionally, we plan to pursue strategic acquisitions of complementary technologies and service providers that will drive operational efficiencies and cost savings across our portfolio. As we grow, we will maintain our disciplined approach to capital allocation, focusing on attractive risk-adjusted returns while preserving capital and managing downside risk through data-driven decision-making and hands-on asset management.

Recent Developments

At a virtual meeting of the Board of Directors held on February 27, 2026, the Board of Directors approved the following actions:

- The Board of Directors adopted amendments to the Company's Bylaws adding Section 3.14 (Board Meeting Conduct) and Section 3.15 (Confidentiality of Board Meetings; Recording Prohibited). Section 3.14 establishes procedures for maintaining order and decorum at Board and committee meetings, including the authority of the presiding officer to manage meeting conduct and, upon a majority vote of the directors present, temporarily remove a director from a meeting for disruptive conduct. Section 3.15 requires that all meetings and materials presented at Board and committee meetings be kept strictly confidential and prohibits unauthorized recordings of such meetings.

- The Board of Directors approved a Certificate of Designation for a new class of preferred stock designated as Series X Preferred Stock and authorized the filing of such certificate with the Nevada Secretary of State. The Board also approved the issuance of all 1,000 authorized shares of Series X Preferred Stock to Josh Zuker, the Company's founder, Chief Executive Officer, and a director, for a nominal purchase price. The issuance was approved by the disinterested directors following disclosure of Mr. Zuker's conflict of interest and his abstention from the vote. Each share of Series X Preferred Stock is entitled to 100,000 votes per share, voting together with the Common Stock on all matters submitted to stockholders. The Series X Preferred Stock has no dividend rights, no liquidation rights, no economic participation, is non-convertible, and is strictly non-transferable. Any attempted transfer is void and triggers automatic redemption at $0.001 per share. The Series X Preferred Stock will be automatically redeemed upon the consummation of certain listing events, subject to the approval of all Series X Holders. For additional information regarding the Series X Preferred Stock and associated risks, see "Our Series X Preferred Stock concentrates voting power in a single individual, our founder and chief executive officer, which limits your ability to influence corporate decisions" under "Risk Factors."

On March 4, 2026, Roman Bond was removed as a director of the Company upon written consent of stockholders holding two-thirds (2/3) of the voting power of the Company, in accordance with the Company's governing documents and Nevada law, and all other contractor and employment agreements with Mr. Bond or entities controlled by Mr. Bond were terminated in accordance with their terms.

Previous Offerings

Date of offering: 04 07, 2025

Type of security sold: Common Stock

Final dollar amount sold: $4,489,812.89

Use of proceeds: Acquisitions of oil and natural gas assets, working capital, general and administrative expenses, acquisitions of complementary businesses, development of Pytheas AI, implementation of a digital asset treasury strategy.

Offering exemption relied upon: Regulation CF

Shares Sold: 7755332

Date of offering: 07 01, 2026

Type of security sold: Series A Preferred Stock

Final dollar amount sold: $411,411.65

Use of proceeds: Acquisitions of oil and natural gas assets, working capital, general and administrative expenses, acquisitions of complementary businesses, development of Pytheas AI, implementation of a digital asset treasury strategy. Please note this Regulation S offering has not yet completed. In advance of that completion, we are sharing unfinalized numbers so investors understand our recent offerings transparently.

Offering exemption relied upon: Regulation S

Shares Sold: 632941

Date of offering: 07 01, 2026

Type of security sold: Series B Preferred Stock

Final dollar amount sold: $7,921,697.55

Use of proceeds: Acquisitions of oil and natural gas assets, working capital, general and administrative expenses, acquisitions of complementary businesses, development of Pytheas AI, implementation of a digital asset treasury strategy. Please note that we have received investments of up $8,000,000 in these shares, the maximum amount, but have not finalized issuance. In advance of finalization, we are sharing unfinalized numbers so investors understand our recent offerings transparently.

Offering exemption relied upon: Regulation S

Shares Sold: 12187227

Date of offering: 02 27, 2026

Type of security sold: Series X Preferred Stock

Final dollar amount sold: $100.00

Use of proceeds: N/A

Offering exemption relied upon: Section 4(a)(2)

Shares Sold: 1000

Date of offering: 02 15, 2026

Type of security sold: Series C Preferred Stock

Final dollar amount sold: $32,500.00

Use of proceeds: Acquisitions of oil and natural gas assets, working capital, general and administrative expenses, acquisitions of complementary businesses, development of Pytheas AI, implementation of a digital asset treasury strategy. Please note that we have received investments of up $8,000,000 in these shares, the maximum amount, but have not finalized issuance. In advance of finalization, we are sharing unfinalized numbers so investors understand our recent offerings transparently.

Offering exemption relied upon: Regulation S

Shares Sold: 50000

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $108,798 compared to $181,027 in fiscal year 2024.

The decrease in revenue from fiscal year 2024 to fiscal year 2025 is attributable to the Company commencing operations following its incorporation and beginning to generate limited revenue from oil and gas interests acquired during 2024.

Operating Expenses

Operating expenses for fiscal year 2025 was $6,025,200 compared to $3,713,596 in fiscal year 2024.

The increase in Operating Expenses from fiscal year 2024 to fiscal year 2025 is due to the Company's initiation of operating activities in 2024, including expenses related to asset acquisitions, operating costs, professional services, and other expenditures associated with establishing and scaling its oil and gas operations.

Net Loss

Net losses for fiscal year 2025 were $5,778,132 compared to $3,477,580 in fiscal year 2024.

The net losses in fiscal years 2025 and 2024 reflects the Company's early-stage operations, during which operating and acquisition-related costs significantly exceeded initial revenues.

Historical results and cash flows

Past cash was primarily generated through equity investments and capital contributions, rather than from sustained operating revenues. Our goal is to increase production from acquired oil and gas assets, improve operating efficiencies, and scale revenue generation over time.

The Company believes its historical cash flows are not representative of future results due to the early-stage nature of operations, significant upfront acquisition and development costs incurred in fiscal years 2025 and 2024, and the expectation that revenue generation will increase as assets are further developed and optimized.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of As of April 14, 2026, the Company had approximately $4,120,201 in cash and cash equivalents. The Company also held additional cash in restricted accounts, including amounts pledged as collateral under its line of credit, which are not available for general corporate use. Accordingly, total cash balances exceed the amount available for operations..

Debt

Owed to: Raymond James Bank N.A
Amount owed: $4,512,304.00
Interest rate: 5.4%
Maturity date: 01 01, 2030
Material terms: The interest rate is variable with the SOFT + 1.5% + 0.11448% spread adjustment. There is no fixed maturity date and the agreement remains in effect until either party terminates. It is secured by the company's cash balance (restricted cash), borrowing limit is increased to $4.93M.

Owed to: Stellantis Financial Services
Amount owed: $46,026.00
Interest rate: 11.26%
Maturity date: 03 14, 2031
Material terms: The total is $46,026 and the current portion is $9,091. It is a standard amortizing loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Josh Zuker

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, Director, President
Dates of Service: 02 28, 2024 - present
Responsibilities: Josh brings 20+ years of experience building and scaling high-impact businesses across technology, real estate, and oil & gas. He has led multiple ventures from early formation through growth and monetization and holds an MBA from Pepperdine.

Other business experience in the past three years:

Employer: Blue Ocean Funds LLC
Title: Senior Advisor
Dates of Service: 10 30, 2024 - present
Responsibilities: Josh provides strategic and analytical support on portfolio oversight and compliance matters.

Employer: Zoic Capital Partners LLC
Title: Executive Management
Dates of Service: 01 30, 2022 - 08 30, 2024
Responsibilities: Josh is engaged in executive management for this private oil and gas investment firm.

Employer: Crop Energy
Title: Manager-Member
Dates of Service: 03 30, 2021 - 07 30, 2023
Responsibilities: Josh served as Manager-Member of this oil field management company, overseeing day-to-day operational activities.

Name: Harvey Schutzbank

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Director
Dates of Service: 04 30, 2025 - present
Responsibilities: Harvey has 35 years of accounting and financial management experience, including structuring and overseeing complex operating entities. He is a CPA and holds an MBA from NYU.

Other business experience in the past three years:

Employer: We Evolvetogether LLC
Title: Co-Founder, Chief Financial Officer, Chief Operating Officer
Dates of Service: 04 30, 2020 - 07 30, 2023
Responsibilities: Managed all financial and operational functions outside of product development and marketing.

Employer: Blue Ocean Funds LLC
Title: Chief Financial Officer
Dates of Service: 04 30, 2025 - present
Responsibilities: Responsible for financial planning, cash flow management, and performance analysis.

Name: Danial Gualtieri

Positions and offices currently held with the issuer:

Position: Chief Product Strategy Officer, Director
Dates of Service: 03 30, 2024 - present
Responsibilities: Leads the development and execution of product strategies that align with the Company's business goals and address evolving customer and investor needs.

Other business experience in the past three years:

Employer: Blue Ocean Funds LLC
Title: Chief Technical Officer
Dates of Service: 10 30, 2024 - present
Responsibilities: Manages technology supporting investment operations and compliance.

Employer: ComboCurve Inc.
Title: Customer Success
Dates of Service: 02 28, 2020 - 03 30, 2024
Responsibilities: Danial worked in customer success.

Name: Harold Abraham Matheson

Positions and offices currently held with the issuer:

Position: VP Investor Relations, Corporate Secretary, Director
Dates of Service: 02 28, 2024 - present
Responsibilities: Hal brings over a decade of oil & gas experience and over 20 years across operations, finance, marketing, and business development, serving as the bridge between Pytheas' technical execution and its investor base.

Other business experience in the past three years:

Employer: Monique Matheson Properties LLC
Title: Broker-Associate
Dates of Service: 06 30, 2008 - present
Responsibilities: Residential and Commercial Real Estate Broker

Employer: Blue Ocean Funds LLC

Title: Principal Executive Officer
Dates of Service: 10 30, 2024 - present
Responsibilities: Overseeing operations, strategic initiatives, and regulatory compliance.

Employer: Blue Ocean Energy Partners LLC
Title: Principal Executive Officer
Dates of Service: 10 30, 2024 - present
Responsibilities: Overseeing operations, strategic initiatives, and regulatory compliance.

Employer: Zoic Capital Partners LLC
Title: Co-Founder, Principal Executive Officer
Dates of Service: 03 30, 2023 - 08 30, 2024
Responsibilities: Leads marketing and investor relations.

Name: Kurt Swogger

Principal Occupation: Chief Executive Officer
Employer: BioPact Cellular Transport, Inc.
Dates of Service: 08 30, 2019 - present
Hours worked at Principal Occupation: 1

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: 04 30, 2024 - present
Responsibilities: Kurt serves on the board of directors.

Other business experience in the past three years:

Employer: BioPact Cellular Transport, Inc.
Title: Chief Executive Officer
Dates of Service: 08 30, 2019 - present
Responsibilities: Kurt serves as CEO.

Employer: U.S. Clean Water Technology, LLC
Title: Chairman of the Board
Dates of Service: 06 30, 2016 - present
Responsibilities: Kurt serves as Chairman of the Board.

Employer: BioPact Ventures, LLC

Title: Chief Executive Officer and Chief Technology Officer
Dates of Service: 01 30, 2014 - present
Responsibilities: Kurt serves as CEO and CTO.

Employer: Molecular Rebar Design, LLC
Title: Co-Founder, CEO, President
Dates of Service: 01 30, 2012 - present
Responsibilities: Kurt serves as CEO and President.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name: Josh Zuker (personally and through JMLE Group LLC, an entity 100% owned and managed by Josh Zuker, CEO, Director) Series X Preferred has super voting rights, please see company securities section for more details)

Securities owned:

3,277,500 Common Stock
1,000 Series X Preferred Stock
Total voting power: 71.24%

Name: Matheson Global Management LLC (100% owned and managed by Harold Matheson, VP of IR, Director)

Securities owned:

3,277,500 Common Stock
Total voting power: 2.26%

Name: Legato Energy Solutions (100% owned and managed by Daniel Gualtieri, CPO, Director)

Securities owned:

3,277,500 Common Stock
Total voting power: 2.26%

Name: Kurt Swogger (Director)

Securities owned:

289,541 Common Stock
Total voting power: 0.02%

RELATED PARTY TRANSACTIONS

Name of person: Josh Zuker (through JMLE Group LLC), Harold Matheson (through Matheson Global Management LLC), Geoff Brandt
Relationship to company: Director
Nature / amount of interest in the transaction: Josh Zuker is the founder, Chief Executive Officer, and a director on the board of directors. Harold Matheson is the Vice President of Investor Relations, Corporate Secretary, and a director on the board of directors. Geoff Brandt is a former Chief Operating Officer and former director on the board of directors. Issuance of 3,277,500 shares of Common Stock at $0.0001 per share, for gross proceeds of $983.25, in connection with the formation of the Company on February 15, 2024.
Material terms of transaction: On February 15, 2024, in connection with the formation of the Company, we issued 3,277,500 shares of Common Stock to JMLE Group LLC, a Wyoming limited liability company owned and operated by Josh Zuker, Matheson Global Management LLC, a Florida limited liability company owned and operated by Harold Matheson, and Geoff Brandt, in exchange for $0.0001 per share, for gross proceeds of $983.25. The shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act.

Name of person: Danial Gualtieri (through Legato Energy Solutions LLC)
Relationship to company: Officer
Nature / amount of interest in the transaction: Former Chief Production Officer.Issuance of 3,277,500 shares of Common Stock in exchange for all rights, title, and interest in intellectual property associated with the Pytheas.AI application.
Material terms of transaction: On March 7, 2024, we entered into a technology assignment agreement with Legato Energy Solutions LLC, a Texas limited liability company owned and operated by Danial Gualtieri, our former Chief Production Officer, pursuant to which we acquired all rights, title, and interest, on a worldwide basis, including, without limitation, copyrights, trademarks, trade secrets, patents, patent applications, moral rights, contract and licensing rights in and to all of the intellectual property associated with the Pytheas.AI application, in exchange for our issuance of 3,277,500 shares of Common Stock.

Name of person: Josh Zuker (through JMLE Group LLC), Harold Matheson (through Matheson Global Management LLC), Danial Gualtieri (through Legato Energy Solutions LLC), Geoff Brandt, Jim Nelson

Relationship to company: Director

Nature / amount of interest in the transaction: Josh Zuker is the founder, Chief Executive Officer, and a director. Harold Matheson is the Vice President of Investor Relations, Corporate Secretary, and a director. Danial Gualtieri is the former Chief Production Officer. Geoff Brandt is a former Chief Operating Officer and former director. Jim Nelson is the manager of the manager of EPE III and EPE IV. Stock restriction and cancellation agreement granting Jim Nelson the right to cause cancellation and forfeiture of 3,277,500 shares of Common Stock held by each of the aforementioned stockholders, in connection with the Company's acquisition of the Bakken Asset.

Material terms of transaction: On March 11, 2024, Josh Zuker, through JMLE Group LLC, a Wyoming limited liability company, Harold Matheson, through Matheson Global Management LLC, a Florida limited liability company, Danial Gualtieri, through Legato Energy Solutions LLC, a Texas limited liability company, and Geoff Brandt, as an individual, entered into a stock restriction and cancellation agreement, as amended, with the Company, and Jim Nelson, the manager of the manager of EPE III and EPE IV, in connection with the Company's acquisition of the Bakken Asset. Pursuant to that agreement, we granted Jim Nelson the right to cause, on behalf of the Company, on or before March 31, 2025, the cancellation and forfeiture of 3,277,500 shares of Common Stock held by each of the aforementioned stockholders if they failed to satisfy certain conditions under the agreement. Thereafter, on March 11, 2025, Jim Nelson waived the cancellation right and restrictions with respect to the Common Stock governed by the stock restriction and cancellation agreement, after which it was terminated in accordance with its terms.

Name of entity: Mojo

Names of 20% owners: Mojo (wholly owned subsidiary), and related persons including the Company's former Chief Operating Officer and certain affiliates of the Chief Executive Officer and Vice President of Investor Relations

Relationship to company: Officer

Nature / amount of interest in the transaction: Demand grid promissory note with an initial principal amount of $150,000, with a total outstanding principal amount of $1,360,500 as of the date of the Offering Circular. Subsequent acquisition of 100% of Mojo's membership interest for $1.00 and cancellation of the Grid Note. Additionally, Mojo made loans totaling $207,000 in the aggregate to the Company's former Chief Operating Officer and certain affiliates of the Chief Executive Officer and Vice President of Investor Relations.

Material terms of transaction: On June 11, 2024, Mojo issued the Company a demand grid promissory note with an initial principal amount of $150,000, bearing no interest, in connection with the Company's advance of funds to Mojo for working capital purposes in furtherance of its oil well operator business. As of the date of the Offering Circular, the total outstanding principal amount under the Grid Note, including all advances, was $1,360,500. On or about October 10, 2024, upon the occurrence of certain events, including Winchester Oil and Gas LLC, the former operator of the MR Asset, failing to perform on its operator obligations under the MR Asset Joint Operating Agreement, Winchester was removed from its position as operator of all the oil wells located in the Minerva-Rockdale oil field and replaced by Mojo. On December 18, 2024, the Company entered into the Mojo Acquisition Agreement with the three holders of all the outstanding membership interest in Mojo, pursuant to which the Company agreed to (i) pay $1.00 cash consideration for the transfer of 100% of the membership interest in Mojo to Mojo SPV and (ii) cancel the Grid Note and forgive the outstanding amount thereunder. The Mojo Acquisition Agreement closed on March 28, 2025. For the avoidance of doubt, prior to the execution of the Mojo Acquisition Agreement, Mojo made loans totaling $207,000 in the aggregate to the Company's former Chief Operating Officer and certain affiliates of the Chief Executive Officer and Vice President of Investor Relations.

Name of person: Roman Bond
Relationship to company: Director
Nature / amount of interest in the transaction: Former director and independent contractor providing Chief Technology Officer services. Contractor Master Service Agreement for technology consulting services, with total compensation of $37,500 over an initial 90-day term, subsequently amended to $30,000 per month, plus $25,000 in club membership fees.
Material terms of transaction: On January 2, 2024, we entered into a Contractor Master Service Agreement with Roman Bond, our former director and independent contractor providing Chief Technology Officer services. Under the MSA, Mr. Bond agreed to provide technology consulting services, including blockchain integration and tokenization initiatives, artificial intelligence development, related digital marketing support, advice on technology budgets and risk management, vendor oversight, cross-department coordination, representation at industry events, and development of capital-raising strategies involving blockchain and tokenization. For these services, Mr. Bond was paid a total of $37,500 over an initial 90-day term beginning January 2, 2024. On April 30, 2025, the parties entered an amendment to the MSA, extending its term through August 31, 2025, and updating the payment terms. Under the amended agreement, Mr. Bond was compensated at a rate of $30,000 per month, paid in two equal installments on the 1st and 15th of each month. All other terms of the MSA remained unchanged. We also agreed to pay certain club membership fees for Mr. Bond totaling $25,000. The Company terminated the agreement on March 4, 2026.

Name of person: Harold Matheson (through Zoic Capital Partners LLC and H Abraham Matheson LLC)
Relationship to company: Director
Nature / amount of interest in the transaction: Vice President of Investor Relations, Corporate Secretary, and a director on the board of directors. Assignment of a Purchase Price Note in connection with a $57,500 loan covering a portion of the Andrews Crane Asset's purchase price, and the Company's subsequent fulfillment of payment obligations under the note to provide a return of capital to Mr. Matheson.
Material terms of transaction: On January 9, 2025, the Company accepted an assignment of a certain Purchase Price Note issued by Zoic Capital Partners LLC, a Wyoming limited liability company, to H Abraham Matheson LLC, a Florida limited liability company, each owned and operated by Harold Matheson, in connection with a $57,500 loan to Zoic which covered a portion of the Andrews Crane Asset's purchase price. Following that assignment, we fulfilled the payment obligations under the Purchase Price Note to provide a return of capital to Mr. Matheson. Following satisfaction and discharge of the Purchase Price Note, the Company's net profits to

date from the sale of the Andrews Crane Asset was $79,759. For the avoidance of doubt, we acquired our interest in the SPV at no cost.

Name of person: Roman Bond (through Sky Jet X LLC)
Relationship to company: Director
Nature / amount of interest in the transaction: Former director and independent contractor providing Chief Technology Officer services. Service Agreement for marketing, branding, media, and technology services, with a monthly service fee of $15,000 for up to 60 hours of blended services and additional hours billed at $200 per hour.
Material terms of transaction: On July 11, 2025, we entered into a Service Agreement with Sky Jet X LLC, a Wyoming limited liability company controlled by Roman Bond, our former director and independent contractor providing Chief Technology Officer services, pursuant to which Sky Jet X agreed to deliver a comprehensive suite of marketing, branding, media, and technology services to support the Company in establishing, expanding, and optimizing its digital presence. Under the terms of the agreement, Sky Jet X provided strategic consulting, website and landing page development, paid media management, creative production, copywriting, CRM integration, analytics, social media and content marketing, lead funnel optimization, among other services. The initial term of the agreement was six months, commencing on the effective date, with an option to renew or modify by mutual agreement. Compensation to Sky Jet X consisted of a monthly service fee of $15,000 for up to 60 hours of blended services, with additional hours billed at $200 per hour and the possibility of a performance-based bonus subject to mutually agreed benchmarks. All paid media ad spend was intended to be billed directly to the platforms by the Company and is not included in the service fee. The agreement also included provisions for monthly invoicing, reporting, confidentiality, and termination rights by either party with 30 days' written notice. The Company terminated the agreement on March 4, 2026.

Name of person: Geoff Brandt
Relationship to company: Officer
Nature / amount of interest in the transaction: Former Chief Operating Officer and former member of the board of directors. Settlement Agreement and General Release of All Claims, including a lump-sum payment of $50,000 and the transfer of a pick-up truck and assumption of related financing obligations.
Material terms of transaction: On September 5, 2025, we entered into a Settlement Agreement and General Release of All Claims with Geoff Brandt, our former Chief Operating Officer and former member of our board of directors. Under this agreement, Mr. Brandt voluntarily resigned from all positions with the Company and its affiliates. In exchange for the release of all claims described in Paragraphs 3 through 7 of the agreement, and as settlement for all compensation related to his employment agreements, we agreed to pay Mr. Brandt a single lump-sum payment of $50,000, payable within five business days of the effective date by wire transfer to an account designated by Mr. Brandt. Additionally, with respect to a pick-up truck acquired by Mr. Brandt during his employment for use by the Company, the agreement provides that, within twenty-one business days of the effective date, Mr. Brandt will deliver possession of the vehicle and transfer title and all rights and interests in the vehicle to the Company. Upon such transfer, the Company will accept possession and title to the vehicle and will fully assume Mr. Brandt's financing obligations related to the vehicle, including those outstanding as of the

effective date and those arising thereafter. Mr. Brandt also agreed to non-disparagement, confidentiality, and cooperation provisions, and acknowledged that the settlement does not constitute an admission of wrongdoing by the Company. The agreement further provides for the return of company property, a waiver of any further compensation or benefits, and includes customary representations, warranties, and remedies for breach, including injunctive relief and liquidated damages for violations of confidentiality or non-disparagement.

Name of person: Josh Zuker
Relationship to company: Director
Nature / amount of interest in the transaction: Founder, Chief Executive Officer, and a director on the board of directors. Issuance of 1,000 shares of Series X Preferred Stock carrying 100,000 votes per share (100,000,000 total votes) for an aggregate purchase price of $1.00, with no economic rights and non-transferable.
Material terms of transaction: On February 27, 2026, the Company issued 1,000 shares of Series X Preferred Stock to Josh Zuker, our founder, Chief Executive Officer, and a director, for an aggregate purchase price of $1.00. The Series X Preferred Stock carries 100,000 votes per share (100,000,000 total votes), no economic rights, and is non-transferable. The issuance was approved by the disinterested members of the board of directors following full disclosure of Mr. Zuker's conflict of interest and his abstention from the vote, in accordance with Section 3.11 of the Company's Bylaws.

OUR SECURITIES

Common Stock
Voting rights: One (1) vote per share. Please see voting rights of securities sold in this offering below.
Amount Authorized: 300000000

Amount Outstanding: 44954851

Other Material Rights:

The Company has also reserved 16,241,539 shares of common stock for issuance pursuant to its equity incentive plan adopted on January 8, 2026 by the board of directors, formalized via unanimous written consent on March 4, 2026, and approved via written consent of the stockholders holding 2/3 of the issued and outstanding voting power of our authorized capital stock on March 4, 2026. Separately, the Company has issued 121,009 warrants.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all

actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution Rights and Preferences:
- Subject to rights of Preferred Stock (if issued)
Liquidation Rights and Preferences:
- Pro rata distribution after satisfaction of Preferred Stock preferences
- No preferential liquidation rights
Dividend Rights:
- Subject to preferences of Preferred Stock (if issued)

Preferred Stock
Holders of Preferred Stock are not entitled to a vote.
Amount Authorized: 30466200

Amount Outstanding: 0

Other Material Rights:

The company has a total of 50,000,000 Preferred shares authorized for issuance. The Company has designated 19,533,800 of those shares as certain classes of Preferred Stock, described below. Each respective class has certain rights determined by the Board. This class represents the undesignated Preferred shares.

Series A Preferred Stock
Voting rights: The Series A Preferred Stock do not have general voting rights. Holders are entitled to a separate class vote, with one vote per share, on any amendment, alteration, or repeal of any provision of the Series A certificate of designation, provided such change has first been approved by the Board of Directors. Series A Preferred Stock do not vote on other matters except as required by Nevada law.

Amount Authorized: 5076923

Amount Outstanding: 632941

Other Material Rights:

The Company's Series A Preferred Stock are entitled to certain regular distributions of distributable cash calculated at a fixed rate and based on certain revenue generated by certain of our assets, are convertible into common stock at $0.65 per share, and may be redeemed by the company at a price per share equal to $0.65 plus a redemption premium. Moreover, the Series A Preferred Stock feature an automatic sunset provision where they will convert into common stock upon any listing event, at the price per share of the Company's common stock or its successor upon such listing.

Distribution Rights and Preferences

With respect to dividends and corporate distributions, Series A Preferred Stock rank senior to the common stock and on parity with the Series B Preferred Stock. While any Series A dividend is deferred or unpaid, the Company may not declare or pay dividends or make other distributions on junior or parity securities unless and until all accrued dividends on the Series A Preferred Stock have been paid in full or a sum sufficient for payment has been set aside. These provisions give the Series A Preferred Stock a preference in receiving distributions over junior securities.

Liquidation Rights and Preferences

Upon a liquidation, dissolution, or winding up, after satisfaction of creditors and any senior securities, holders of Series A Preferred Stock are entitled to receive, before any distribution to junior securities, an amount in cash equal to 16% of the $0.65 stated value per share plus any accrued but unpaid dividends. Series A Preferred Stock rank on parity with the Series B Preferred Stock with respect to distributions upon liquidation and senior to the common stock.

Dividend Rights

Each share of Series A Preferred Stock accrues cumulative dividends in arrears at an annual rate of 16% of the stated value, commencing six months after original issuance. Dividends are calculated on a 360-day year and are scheduled to be paid quarterly when legally available. The Company may defer payment if funds are not legally available or if payment would jeopardize the Company's financial stability; if a dividend remains unpaid at the end of the immediately following fiscal quarter, the Company must satisfy the amount by issuing common stock at the $0.65 conversion price within thirty days after that quarter. No preferred dividends are payable unless and until the Company has issued at least $1,500,000 in the aggregate of Series A and/or Series B Preferred Stock measured by stated value; dividends accrue during this period and resume payment once that threshold is met.

Conversion Rights

Series A Preferred Stock is convertible at the option of the holder at any time into common stock at a conversion price of $0.65 per share, with accrued but unpaid dividends added to the conversion base. All outstanding Series A Preferred Stock, together with accrued but unpaid dividends, will automatically convert into common stock upon a listing event. The conversion price in such event will equal the per-share public offering price or, if there is no such price, will be based on a good-faith valuation determined by the Board of Directors.

Redemption Rights
The Company may redeem Series A Preferred Stock, in whole or in part, at any time after issuance by paying the $0.65 stated value per share, plus a redemption premium equal to 16% of stated value, plus accrued but unpaid dividends to the redemption date. In lieu of redemption, a holder may elect to convert the shares into common stock at the then-applicable conversion price; holders do not have a right to require redemption.

Preemptive Rights
Holders of Series A Preferred Stock do not have preemptive rights to acquire additional securities of the Company.

Right of First Refusal
Transfers of Series A Preferred Stock, and any common stock issued upon conversion, are subject to transfer restrictions, including the requirement for prior written consent of the Board of Directors and compliance with applicable securities laws. In addition, the Company's bylaws impose a company right of first refusal on transfers of Company shares, which applies to stockholders generally and therefore to holders of Series A Preferred Stock, subject to stated exceptions and termination upon a public offering.

Drag-Along/Tag-Along Rights
Holders of Series A Preferred Stock do not have drag-along or tag-along rights.

Series B Preferred Stock
Voting rights: The Series B Preferred Stock do not have general voting rights. Holders are entitled to a separate class vote, with one vote per share, on any amendment, alteration, or repeal of any provision of the Series B certificate of designation, provided such change has first been approved by the Board of Directors. Series B Preferred Stock do not vote on other matters except as required by Nevada law.

Amount Authorized: 12307692

Amount Outstanding: 12187227

Other Material Rights:

The Company's Series A, B, and C Preferred Stock are entitled to certain regular distributions of distributable cash calculated at a fixed rate and based on certain revenue generated by certain of our assets, are convertible into common stock at $0.65 per share, and may be redeemed by the company at a price per share equal to $0.65 plus a redemption premium. Moreover, the Series A, B and C Preferred Stock feature an automatic sunset provision where they will convert into common stock upon any listing event, at the price per share of the Company's common stock or its successor upon such listing.

Distribution Rights and Preferences

With respect to dividends and corporate distributions, Series B Preferred Stock rank senior to the common stock and on parity with the Series A Preferred Stock. While any Series B dividend is deferred or unpaid, the Company may not declare or pay dividends or make other distributions on junior or parity securities unless and until all accrued dividends on the Series B Preferred Stock have been paid in full or a sum sufficient for payment has been set aside. These provisions give the Series B Preferred Stock a preference in receiving distributions over junior securities.

Liquidation Rights and Preferences

Upon a liquidation, dissolution, or winding up, after satisfaction of creditors and any senior securities, holders of Series B Preferred Stock are entitled to receive, before any distribution to junior securities, an amount in cash equal to 110% of the $0.65 stated value per share plus any accrued but unpaid dividends. Series B Preferred Stock rank on parity with the Series A Preferred Stock with respect to distributions upon liquidation and senior to the common stock.

Dividend Rights

Each share of Series B Preferred Stock accrues cumulative dividends in arrears at an annual rate of 5% of the stated value, commencing six months after original issuance. In addition, beginning with the fiscal quarter in which the 275 designated oil wells first generate net profits, Series B holders are entitled to a quarterly net-profits dividend equal to 50% of the distributable net profits derived from the operation of those wells. Net profits are determined quarterly in good faith by the Company's Chief Financial Officer and approved by the Chief Executive Officer using GAAP and customary oil-and-gas accounting practices, and the determination is final absent manifest error. Dividends are scheduled to be paid quarterly when legally available; the Company may defer payment if funds are not legally available or if payment would jeopardize the Company's financial stability, but if a dividend remains unpaid at the end of the immediately following fiscal quarter, the Company must satisfy the amount by issuing common stock at the $0.65 conversion price within thirty days after that quarter. No Series B dividends are payable unless and until the Company has issued at least $1,500,000 in the aggregate of Series A and/or Series B Preferred Stock measured by stated value; dividends accrue during this period and resume payment once that threshold is met.

Conversion Rights

Series B Preferred Stock is convertible at the option of the holder at any time into common stock at a conversion price of $0.65 per share, with accrued but unpaid dividends added to the conversion base. All outstanding Series B Preferred Stock, together with accrued but unpaid dividends, will automatically convert into common stock upon a listing event. The conversion price in such event will equal the per-share public offering price or, if there is no such price, will be based on a good-faith valuation determined by the Board of Directors.

Redemption Rights

The Company may redeem Series B Preferred Stock, in whole or in part, at any time after issuance by paying the $0.65 stated value per share, plus a redemption premium equal to 10% of stated value, plus accrued but unpaid dividends to the redemption date. In lieu of redemption, a holder may elect to convert the shares into common stock at the then-applicable conversion price; holders do not have a right to require redemption.

Preemptive Rights

Holders of Series B Preferred Stock do not have preemptive rights to acquire additional securities of the Company.

Right of First Refusal

Transfers of Series B Preferred Stock, and any common stock issued upon conversion, are subject to transfer restrictions, including the requirement for prior written consent of the Board of Directors and compliance with applicable securities laws. In addition, the Company's bylaws impose a company right of first refusal on transfers of Company shares, which applies to stockholders generally and therefore to holders of Series B Preferred Stock, subject to stated exceptions and termination upon a public offering.

Drag-Along/Tag-Along Rights

Holders of Series B Preferred Stock do not have drag-along or tag-along rights.

Series C Preferred Stock

Voting rights: The Series C Preferred Stock do not have general voting rights. Holders are entitled to a separate class vote, with one vote per share, on any amendment, alteration, or repeal of any provision of the Series C certificate of designation, provided such change has first been approved by the Board of Directors. Series C Preferred Stock do not vote on other matters except as required by Nevada law.

Amount Authorized: 2148185

Amount Outstanding: 0

Other Material Rights:

The Company's Series A, B, and C Preferred Stock are entitled to certain regular distributions of distributable cash calculated at a fixed rate and based on certain revenue generated by certain of our assets, are convertible into common stock at $0.65 per share, and may be redeemed by the company at a price per share equal to $0.65 plus a redemption premium. Moreover, the Series A, B and C Preferred Stock feature an automatic sunset provision where they will convert into common stock upon any listing event, at the price per share of the Company's common stock or its successor upon such listing.

Distribution Rights and Preferences

With respect to dividends and corporate distributions, Series C Preferred Stock rank senior to the common stock and on parity with the Series A and Series B Preferred Stock. While any Series C dividend is deferred or unpaid, the Company may not declare or pay dividends or make other distributions on junior or parity securities unless and until all accrued dividends on the Series C Preferred Stock have been paid in full or a sum sufficient for payment has been set aside. These provisions give the Series C Preferred Stock a preference in receiving distributions over junior securities.

Liquidation Rights and Preferences

Upon a liquidation, dissolution, or winding up, after satisfaction of creditors and any senior securities, holders of Series C Preferred Stock are entitled to receive, before any distribution to junior securities, an amount in cash equal to 110% of the $0.65 stated value per share plus any accrued but unpaid dividends. Series C Preferred Stock rank on parity with the Series A and Series B Preferred Stock with respect to distributions upon liquidation and senior to the common stock.

Dividend Rights

Each share of Series C Preferred Stock accrues cumulative dividends in arrears at an annual rate of 5% of the stated value, commencing six months after original issuance. In addition, beginning with the fiscal quarter in which the 48 designated oil wells first generate net profits, Series C holders are entitled to a quarterly net-profits dividend equal to 50% of the distributable net profits derived from the operation of those wells, after payment of the net-profits dividend to holders of Series B Preferred Stock. Net profits are determined quarterly in good faith by the Company's Chief Financial Officer and approved by the Chief Executive Officer using GAAP and customary oil-and-gas accounting practices, and the determination is final absent manifest error. Dividends are scheduled to be paid quarterly when legally available; the Company may defer payment if funds are not legally available or if payment would jeopardize the Company's financial stability, but if a dividend remains unpaid at the end of the immediately following fiscal quarter, the Company must satisfy the amount by issuing common stock at the $0.65 conversion price within thirty days after that quarter.

Conversion Rights

Series C Preferred Stock is convertible at the option of the holder at any time into common stock at a conversion price of $0.65 per share, with accrued but unpaid dividends added to the conversion base. All outstanding Series C Preferred Stock, together with accrued but unpaid dividends, will automatically convert into common stock upon a listing event. The conversion price in such event will equal the per-share public offering price or, if there is no such price, will be based on a good-faith valuation determined by the Board of Directors.

Redemption Rights

The Company may redeem Series C Preferred Stock, in whole or in part, at any time after issuance by paying the $0.65 stated value per share, plus a redemption premium equal to 10% of stated value, plus accrued but unpaid dividends to the redemption date. In lieu of redemption, a holder may elect to convert the shares into common stock at the then-applicable conversion price; holders do not have a right to require redemption.

Preemptive Rights
Holders of Series C Preferred Stock do not have preemptive rights to acquire additional securities of the Company.

Right of First Refusal
Transfers of Series C Preferred Stock, and any common stock issued upon conversion, are subject to transfer restrictions, including the requirement for prior written consent of the Board of Directors and compliance with applicable securities laws. In addition, the Company's bylaws impose a company right of first refusal on transfers of Company shares, which applies to stockholders generally and therefore to holders of Series C Preferred Stock, subject to stated exceptions and termination upon a public offering. As of the date of this disclosure, there are no shares of Series C Preferred Stock outstanding.

Drag-Along/Tag-Along Rights
Holders of Series C Preferred Stock do not have drag-along or tag-along rights.

Series X Preferred Stock
Voting rights: Each share of Series X Preferred Stock carries 100,000 votes and votes with the common stock on all matters for as long as the shares remain outstanding. In addition, the Series X holders have protective provisions that require the unanimous consent of the Series X holders, voting as a separate class with one vote per share, to amend or repeal any provision of the Series X certificate of designation or to amend the Company's articles or bylaws in a manner that adversely changes the rights or restrictions of the Series X Preferred Stock.

Amount Authorized: 1000

Amount Outstanding: 1000

Other Material Rights:

The Series X Preferred Stock do not have any economic rights associated with them and shall be automatically redeemed upon the occurence of an initial public offering or other listing event, at nominal value. All outstanding Series X is held by our CEO.

Distribution Rights and Preferences
Series X Preferred Stock have no rights to receive dividends or other distributions and have no economic participation alongside any other class or series of the Company's stock.

Liquidation Rights and Preferences
Series X Preferred Stock have no preference in any liquidation, dissolution, or winding up of the Company and do not participate in any liquidation distributions.

Dividend Rights
Series X Preferred Stock are not entitled to receive dividends.

Conversion Rights
Series X Preferred Stock are not convertible into any other class or series of the Company's stock.

Redemption Rights
All outstanding Series X Preferred Stock are automatically redeemed at a redemption price of $0.001 per share upon a listing event approved by all Series X holders. In addition, any attempted transfer by the original holder results in automatic redemption at $0.001 per share immediately prior to such transfer. Series X Preferred Stock otherwise do not have holder-initiated redemption rights.

Preemptive Rights
Holders of Series X Preferred Stock do not have preemptive rights to acquire additional securities of the Company.

Right of First Refusal
The Company's bylaws provide a company right of first refusal on transfers of Company shares generally; however, Series X Preferred Stock are non-transferable by the original holder and any attempted transfer triggers automatic redemption at nominal value. As a result, the bylaw right of first refusal is not expected to apply in practice to Series X shares.

Drag-Along/Tag-Along Rights
Holders of Series X Preferred Stock do not have drag-along or tag-along rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. Our CEO holds 1,000 shares of Series X Preferred Stock which gives him 100,000,000 votes on any matter brought to a vote of the common stockholders. As such, minority investors in the Company have little ability, if any, to influence the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Pytheas Energy Inc.

By /s/ *Josh Zuker*

Title: Founder, Chief Executive Officer, Director, President

By /s/ *Josh Zuker*

Name: Josh Zuker
Title: Founder, Chief Executive Officer, Director, President

By /s/ *Harvey Schutzbank*

Name: Harvey Schutzbank
Title: Chief Financial Officer, Director

Exhibit A
FINANCIAL STATEMENTS

Pytheas Energy Inc., and Subsidiaries

Consolidated Financial Statements

As of and for the year ended December 31, 2025 and for the period from February 15, 2024 through
December 31, 2024

Table of Contents





whitleypenn

Houston Office
3737 Buffalo Speedway
Suite 1600
Houston, Texas 77098
713.621.1515 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Pytheas Energy, Inc.

Opinion

We have audited the consolidated financial statements of Pytheas Energy, Inc. and its subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024, and the related notes to the consolidated financial statements (the "financial statements").

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from February 14, 2024 through December 31, 2024 in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered a loss from operations, has a negative cash flow from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

HLB WE ARE AN INDEPENDENT MEMBER OF THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Whitley Penn LLP

Houston, Texas
April 17, 2026

PYTHEAS ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

		December 31,		
		2025		2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,257,909	$	195,825
Restricted cash		6,374,596		3,623,535
Accounts receivable, net		41,048		—
Accounts receivable - related party, net		249,322		381,708
Inventories		134,671		125,005
Prepaid expenses and other current assets		395,446		162,077
Total current assets		9,452,992		4,488,150
Property and equipment:				
Oil and gas properties, full cost method		10,761,047		9,656,020
Other property and equipment		1,013,007		332,898
Total property and equipment		11,774,054		9,988,918
Less accumulated depreciation, depletion and amortization		(530,137)		(409,096)
Total property and equipment, net		11,243,917		9,579,822
Other assets:				
Intangible assets, net		1,780,423		1,893,758
Equity investment - measurement alternative		—		75,000
Total assets	$	22,477,332	$	16,036,730
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	494,571	$	327,154
Revenue payable		18,671		—
Accrued compensation		203,512		292,375
Line of credit		4,512,304		2,641,884
Note payable		9,091		—
Note payable - related party		—		57,500
Stock issuance liability		1,056,947		—
Other current liabilities		44,602		39,691
Total current liabilities		6,339,698		3,358,604
Long-term liabilities:				
Asset retirement obligations		1,359,842		278,849
Note payable, net of current		36,935		—
Total liabilities		7,736,475		3,637,453
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Common stock, $0.0001 par value; 300,000,000 authorized shares; 44,954,851 and 43,563,301 issued at December 31, 2025 and December 31, 2024, respectively		4,495		4,356
Preferred stock, Series A, $0.0001 par value; 5,076,923 authorized shares; 548,323 and zero issued at December 31, 2025 and December 31, 2024, respectively		55		—
Preferred stock, Series B, $0.0001 par value; 12,307,692 authorized shares; 11,276,053 and zero issued at December 31, 2025 and December 31, 2024, respectively		1,127		—
Additional paid-in-capital		23,990,892		15,872,501
Accumulated deficit		(9,255,712)		(3,477,580)
Total stockholders' equity		14,740,857		12,399,277
Total liabilities and stockholders' equity	$	22,477,332	$	16,036,730

The accompanying notes are an integral part of these consolidated financial statements.

PYTHEAS ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024

		2025		2024
Operating revenues				
Oil, natural gas and natural gas liquid sales	$	108,798	$	181,027
Operating expenses				
Lease operating		1,704,676		594,508
Gathering, processing, transportation fees		13,677		—
Production taxes		8,571		9,051
Depreciation and depletion		121,041		409,096
Accretion of asset retirement obligations		130,492		14,212
Amortization expense		134,710		105,517
General and administrative		3,912,033		2,581,212
Total operating expenses		6,025,200		3,713,596
Loss from operations		(5,916,402)		(3,532,569)
Other income (expense)				
Interest income		159,984		1,456
Interest expense		(117,047)		(54,894)
Gain on sale of assets		62,259		35
Other income		33,074		108,392
Total other income		138,270		54,989
Net loss	$	(5,778,132)	$	(3,477,580)
Net loss per common share:				
Basic	$	(0.13)	$	(0.09)
Diluted	$	(0.13)	$	(0.09)
Weighted average number of common shares used to compute net loss per share:				
Basic		44,690,664		37,962,379
Diluted		44,690,664		37,962,379

The accompanying notes are an integral part of these consolidated financial statements.

6

PYTHEAS ENERGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024

	Preferred Stock		Common Stock		Additional Paid-In-Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance as of February 15, 2024	—	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock	—	—	16,270,281	1,626	3,943,903	—	3,945,529
Issuance of common stock for services	—	—	740,000	74	451,327	—	451,401
Equity issuance costs	—	—	—	—	(803,430)	—	(803,430)
Acquisition of oil and natural gas properties	—	—	24,200,000	2,420	10,419,494	—	10,421,914
Acquisition of technology	—	—	3,277,500	328	1,998,947	—	1,999,275
Repurchase of common stock	—	—	(924,480)	(92)	(137,740)	—	(137,832)
Net loss	—	—	—	—	—	(3,477,580)	(3,477,580)
Balance as of December 31, 2024	—	—	43,563,301	4,356	15,872,501	(3,477,580)	12,399,277
Issuance of common stock	—	—	925,745	93	554,567	—	554,660
Issuance of common stock for services	—	—	465,805	46	284,095	—	284,141
Equity issuance costs	—	—	—	—	(404,934)	—	(404,934)
Issuance of Series A Preferred Stock	548,323	55	—	—	356,356	—	356,411
Issuance of Series B Preferred Stock	11,276,053	1,127	—	—	7,328,307	—	7,329,434
Net loss	—	—	—	—	—	(5,778,132)	(5,778,132)
Balance as of December 31, 2025	11,824,376	$ 1,182	44,954,851	$ 4,495	$ 23,990,892	$ (9,255,712)	$ 14,740,857

The accompanying notes are an integral part of these consolidated financial statements.

7

PYTHEAS ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024

	2025	2024
Operating activities		
Net loss	$ (5,778,132)	$ (3,477,580)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and depletion	121,041	409,096
Accretion of asset retirement obligations	130,492	14,212
Amortization of acquired technology	134,710	105,517
Provision for credit losses	100,420	496,998
Gain on sale of assets	(62,259)	—
Payments made to settle asset retirement obligations	(20,000)	—
Changes in operating assets and liabilities:		
Accounts receivable, net	(41,048)	—
Accounts receivable - related party, net	31,966	131,819
Inventory	(9,666)	(125,005)
Prepaid expenses and other current assets	(233,369)	(162,077)
Accounts payable	167,417	327,154
Revenue payable	18,671	—
Accrued compensation	(88,863)	292,375
Stock subscription liability	1,028,336	—
Other current liabilities	4,911	39,657
Net cash used in operating activities	(4,495,373)	(1,947,834)
Investing activities		
Acquisitions of oil and gas properties	—	(87,291)
Additions to oil and gas properties	(134,526)	—
Additions to other property and equipment	(680,109)	(332,898)
Additions to intangible assets	(21,375)	—
Proceeds from disposal of equity method investment	137,259	—
Net cash used in investing activities	(698,751)	(420,189)
Financing activities		
Equity issuance costs	(92,182)	(382,530)
Payments on note payable	(6,297)	—
Payments on note payable - related party	(57,500)	—
Borrowings on note payable	52,323	—
Payments on line of credit	(3,591,884)	—
Proceeds from line of credit	5,462,304	2,641,884
Proceeds from issuance of common stock	554,660	3,928,029
Proceeds from issuance of preferred shares	7,685,845	—
Net cash provided by financing activities	10,007,269	6,187,383
Net increase in cash and cash equivalents and restricted cash	4,813,145	3,819,360
Cash, cash equivalents and restricted cash at beginning of year/period	3,819,360	—
Cash, cash equivalents and restricted cash at end of year/period	$ 8,632,505	$ 3,819,360
Supplemental cash flow information		
Cash paid for interest	69,138	41,323
Supplemental disclosure of non-cash investing and financing activities		
Asset retirement obligations incurred and revised	970,501	265,858
Assets acquired with equity	—	11,552,058
Equity issued for services	284,141	451,400
Non-cash equity issuance costs	312,752	420,900
Repurchased common stock	—	(137,832)
Receivable recognized related to the sale	—	(173,725)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION BASIS AND NATURE OF OPERATIONS

Pytheas Energy Inc. (the "Company," "Pytheas," "our" and words of similar import), a Nevada Corporation, was incorporated on February 15, 2024, and is headquartered in Palm Beach, Florida. Pytheas is a multi-state operator of oil and gas assets. The Company is an oil and gas ("O&G") exploration and production company engaged in the acquisition, exploration, development, and production of crude oil in the United States, primarily in the Permian Basin and the Bakken formation. Pytheas Energy, Inc. is focused on purchasing existing oil & gas production assets as well as the development of new oil & gas assets with proven areas of oil reserves in the lower 48 States. As of December 31, 2025, the Company has three wholly owned subsidiaries.

The Company's first wholly owned subsidiary is Pytheas Bakken SPV LLC, a Delaware limited liability company (the "Bakken SPV") formed on February 13, 2024, to acquire an O&G asset located in the Bakken Region of North Dakota. The Company owns all the membership interests of Bakken SPV.

The Company's second wholly owned subsidiary is Pytheas MR SPV LLC, a Delaware limited liability company (the "MR SPV") formed on March 11, 2024, to acquire an O&G asset located in the Minerva-Rockdale oil field of Milam County, Texas. The Company owns all the membership interests of MR SPV.

The Company's third wholly owned subsidiary is Pytheas MOJO SPVI LLC, a Delaware limited liability company (the "MOJO SPV") formed on December 18, 2024 to acquire MOJO Exploration & Production, LLC, a Texas limited liability company as the Company's well operator.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The results of operations for the period presented include the accounts of the Company's wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements to maintain consistency between periods presented. The reclassifications had no impact on previously reported equity.

Going Concern

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. There can be no assurance that the Company will be able to achieve its business plan, raise any additional capital, or secure the additional financing necessary to implement its current operating plan. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company has yet to achieve profitable operations, expects to incur further losses in the development of its business, has negative cash flows from operating activities, and is dependent upon future issuances of equity or other financings to fund ongoing operations, all of which raises substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance of these consolidated financial statements. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing from stockholders or other sources to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers the Company will be able to obtain additional funds by equity financing and/or related party advances, however, there is no assurance of additional funding being available or on acceptable terms, if at all.

Investments in Unconsolidated Entities

The Company holds equity investments in entities over which it does not have the ability to exert significant influence. These investments are accounted for under the alternative measurement in accordance with Accounting Standards Codification ("ASC") 321, whereby the investments are recorded at cost, less impairments, plus or minus observable price changes in orderly transactions for the identical or similar investment of the same issuer.

As of December 31, 2024, the Company held equity investments measured under the alternative method totaling $75,000, related to its minority ownership in Andrews Crane SPVI, LLC ("AC SPV"), a Wyoming limited liability company formed on December 8, 2023, to acquire an equity interest located in the Permian Basin of West Texas. The Company owns 15% of the membership interests in AC SPV. In 2025 the Company disposed of its interests in the Andrews Crane investments recognizing a gain on the disposal of $62,259.

The Company monitors and assesses the carrying value of its investments throughout the year for potential impairment and writes them down to their fair value when other-than-temporary declines exist. Fair value is generally based on: (i) other third-party investors' recent transactions in the securities; (ii) other information available regarding the current market for similar assets; and/or (iii) a market or income approach, as deemed appropriate.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires managements to make estimates and assumptions which affected the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reporting amounts of revenues and expenses during the reporting period. Significant areas of estimate include the rates for amortization and accrued liabilities.

Significant estimates made in preparing the consolidated financial statements include the estimated quantities of proved crude oil reserves and associated cash flows used to calculate depletion of proved crude oil properties; accruals related to capital expenditures and lease operating expenses; acquisition date fair values of assets acquired, and liabilities assumed; and the timing and amount of future plugging and abandonment costs used in calculating asset retirement obligations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents. The Company maintains cash balances in deposit accounts with a major financial institution, which at times exceed federally insured limits. There have been no losses related to deposit balances held in excess of federally insured limits. There were no such cash equivalents as of December 31, 2025 or 2024.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are excluded from cash and cash equivalents in the consolidated balance sheets. The balance in restricted cash is related to cash held in a Raymond James cash account that is pledged as collateral against the line of credit.

The following table summarizes the Company's cash and cash equivalents and restricted cash:

	2025	2024
Cash and cash equivalents	$ 2,257,909	$ 195,825
Restricted cash	6,374,596	3,623,535
Total cash and cash equivalents and restricted cash	$ 8,632,505	$ 3,819,360

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable and accounts receivable from related parties are recorded at cost and are presented net of an allowance for expected credit losses.

Accounts receivable consist primarily of revenue receivables related to the sale of oil and gas and amounts due from joint interest partners and other related parties arising from joint operating arrangements. The Company evaluates the collectability of accounts receivable on an ongoing basis, considering the nature of the receivable, the counterparty's historical payment experience, current financial condition, and discussions with counterparties regarding disputed or outstanding balances.

Expected credit losses are estimated using a methodology that incorporates historical loss experience and specific identification of balances deemed at risk of non-collection. Amounts determined to be uncollectible are evaluated based on all available information, including direct communications with counterparties, and are recorded through an allowance for expected credit losses. Accounts receivable are written off against the allowance when all commercially reasonable collection efforts have been exhausted and the likelihood of recovery is deemed remote.

The following table illustrates the allowance for credit losses related to accounts receivable during the period:

	2025	2024
Beginning balance	$ 496,998	$ -
Add: Provision for expected credit losses	100,420	496,998
Amounts written off	(496,998)	-
Ending balance	$ 100,420	$ 496,998

As of December 31, 2025 and December 31, 2024, the Company recorded a provision for credit losses of $100,420 and $496,998, respectively. In 2025, the Company elected to write off $496,998 of the provision for credit losses.

Other Property and Equipment

Property and equipment are recorded at cost and consists of field equipment and vehicles. Depreciation is computed on a straight-line basis over five to ten years based on the useful life of the underlying asset class. Expenditures for replacements, renewals, and betterments are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024 was $77,131 and $24,264, respectively.

Impairment or Disposal of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets according to the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 360 "Property, Plant and Equipment". ASC 360 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. Long-lived assets are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates. The Company did not recognize any impairment losses on long-lived assets for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024.

Oil and Gas Properties

The Company uses the full cost method of accounting for its oil and gas properties. Under this method, substantially all costs incurred in the acquisition, development and exploration of oil reserves are capitalized into a single cost center ("full cost pool"). Capitalized amounts include the internal costs related to acquisition, development, and exploration activities, asset retirement costs, and capitalized interest.

Capitalized costs associated with proved reserves are depleted over the life of the total proved reserves using the unit-of-production method. The depletion base also includes future development costs. The cost of unproved properties related to acquisitions are excluded from the depletion base until such time that a determination is made that proved reserves exist or that impairment has occurred. The Company recognized $43,910 and $384,832 in depletion expense for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024, respectively.

Under the full cost method of accounting, the Company is required to perform an annual ceiling test. The test determines a limit, or ceiling, on the net book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes, or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on the trailing twelve-month unweighted average of the first-day-of the-month price, adjusted for any contract provisions or financial derivatives designated as hedges for accounting purposes, if any, that hedge the Company's oil and gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded in the consolidated balance sheets, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, including related deferred taxes for differences between the book and tax basis of the oil and gas properties. If the net book value, including related deferred taxes, exceeds the ceiling, a non-cash ceiling impairment is required.

Impairment charges affect the Company's reported net loss, but do not reduce the Company's cash flow. The Company did not have any ceiling test impairment for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024.

Asset Retirement Obligations

The Company records the estimated fair value of obligations associated with the retirement of tangible, long-lived assets in the period in which they are incurred. When a liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depleted over the useful life of the related asset.

Revisions to estimated asset retirement obligations will result in an adjustment to the related capitalized asset and corresponding liability. Upon settlement of the liability, the Company either settles the obligation for its recorded amount, or the difference is allocated to the full cost pool. The Company's asset retirement obligations relate to the plugging, dismantling, removal, site reclamation, and similar activities of its oil and gas properties.

Asset retirement obligations are estimated at the present value of expected future net cash flows and are discounted using the Company's credit adjusted risk free rate. The Company uses unobservable inputs in the estimation of asset retirement obligations that include, but are not limited to costs of labor, costs of materials, profits on costs of labor and materials, the effect of inflation on estimated costs, and discount rate. Due to the subjectivity of assumptions and the relative long lives of the Company's leases, the costs to ultimately retire the Company's obligations may vary significantly from prior estimates. Assumptions used in determining estimates are reviewed annually.

Leases

Leases are accounted for in accordance with ASC 842, Leases, which requires lessees to recognize most leases on the balance sheet as a right-of-use asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term for substantially all leases. Leases are classified as either operating or finance leases, with classification affecting the pattern of expense recognition in the consolidated statements of operations.

In accordance with ASC 842, the Company has elected the short-term lease exemption for leases with a term of 12 months or less and no purchase option reasonably certain to be exercised. As permitted under this guidance, such leases are not recognized on the balance sheet. Lease payments for these arrangements are expensed on a straight-line basis over the lease term and are included within the general and administrative line item in the consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized, or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

The FASB has issued ASC 740 "Income Taxes". ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-threshold is met, a company must measure the tax position to determine the amount to recognize in the consolidated financial statements.

Because of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740 and concluded that it had no uncertain tax positions as of December 31, 2025 and December 31, 2024.

Basic and Diluted Earnings per Share

The Company computes earnings per share in accordance with ASC 260, "Earnings per Share", which requires the presentation of both basic and diluted earnings per share ("EPS") on the face of the consolidated statements of operations. Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS gives effect to all dilutive potential shares of common stock outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Revenue Recognition

The Company's revenues are derived primarily from the sale of crude oil, with immaterial revenue from natural gas, and natural gas liquids. Sales of crude oil are recognized at the point in time when the Company transfers control of a product to a customer at a designated delivery point, thus satisfying a performance obligation. Payment is generally received one to three months after the sale has occurred. The amount of crude oil sales to which the Company is entitled is based on its revenue interest in the properties.

Under ASC 606, oil and gas sales revenues are recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. All the Company's oil and gas sales are made under contracts with customers. The performance obligations for the Company's contracts with customers are satisfied at a point in time through the delivery of oil and gas to its customers. Accordingly, the Company's contracts do not give rise to contract assets or liabilities. The Company typically receives payment within 30 days of the month of delivery. The Company's contracts for oil and gas sales are standard industry contracts that include variable consideration based on the monthly index price and adjustments that may include counterparty-specific provisions related to volumes, price differentials, discounts, and other adjustments and deductions.

As of December 31, 2025 the company had accrued revenue receivables of $41,048 included within the balance of Accounts Receivable, net. As of December 31, 2024 there was no receivable accrued because the operator withheld the Company's proceeds to offset payables owed by the Company to the operator.

Under the Company's sales contract, once performance obligations have been satisfied, payment is unconditional.

Revenues consist of the following:

	2025	2024
Oil	$ 96,172	$ 170,340
Natural gas	2,159	1,724
Natural gas liquids	10,467	8,963
Total revenues	$ 108,798	$ 181,027

Revenue Payable

The Company markets production on behalf of itself and third-party royalty and working interest owners. Amounts attributable to third-party interests do not represent revenue of the Company. Accordingly, such amounts are excluded from revenues and recorded as revenue payables, representing liabilities for the Company's obligation to remit proceeds to third parties. Revenue payables are recognized at the time production is sold and are settled in the ordinary course of business.

Fair Value Measurements

As of December 31, 2025 and December 31, 2024, the Company's financial instruments consist primarily of cash, receivables, payables and debt; carrying amounts approximate fair value due to short maturities.

ASC 820 "Fair Value Measurements and Disclosures" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) a reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 – Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Non-Financial Assets and Liabilities

The Company estimates its Asset Retirement Obligation ("ARO") pursuant to the provisions of ASC 410, "Asset Retirement and Environmental Obligations". The initial measurement of AROs at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and gas properties. Given the unobservable nature of the inputs, including plugging costs and reserve lives, the initial measurement of the AROs liability is deemed to use Level 3 inputs.

The following table presents the Company's non-financial assets and liabilities as of December 31, 2025:

Particulars	Level 1	Level 2	Level 3	Total
Asset retirement obligations	$ -	$ -	$ 1,359,842	$ 1,359,842

The following table presents the Company's non-financial assets and liabilities as of December 31, 2024:

Particulars	Level 1	Level 2	Level 3	Total
Asset retirement obligations	$ -	$ -	$ 278,849	$ 278,849

Inventory

The Company has the following types of inventory: (i) material and supply inventory used in production activities of crude oil properties and (ii) oil and gas inventory in tanks at the end of the period. All inventory is carried at the lower of cost or net realizable value ("NRV"), with cost determined using the weighted-average cost method. The NRV for materials and supplies inventory is estimated utilizing a replacement cost. The NRV for oil and gas inventory is estimated utilizing a quoted market price adjusted for regional price differentials.

Stock Based Compensation

The Company accounts for share-based compensation in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Share-based awards issued to non-employees for goods or services are measured at fair value on the grant date, based on the fair value of the Company's common stock.

The fair value of share-based awards is recognized as expense over the period in which the related services are performed. Share-based compensation expense related to non-employee awards is recorded within the same income statement line item as the cash compensation for the related services, or otherwise within general and administrative expenses when no alternative classification is appropriate, with a corresponding increase to additional paid-in capital.

Concentration of Credit Risks

The Company's revenue can be materially affected by current economic conditions and the price of oil and gas. However, based on the current demand for crude oil and gas and the fact that alternative purchasers are readily available, the Company believes that the loss of our marketing agents and/or any of the purchasers identified by our marketing agents would not have a long-term material adverse effect on the Company's financial position or results of operations.

The Company faces concentration risks in revenue and accounts receivable due to the fact that substantially all of its oil and gas revenue is sourced from a limited number of operations. As a result, the Company is disproportionately exposed to risks that affect a limited number of operators. For the year ended December 31, 2025, one oil purchaser accounted for 78% of the Company's revenue and 94% of the Company's outstanding accounts receivable and one operator accounted for 22% of the Company's revenue. For the period from February 15, 2024 through December 31, 2024, one operator accounted for 100% of the Company's revenue and 100% of the Company's outstanding accounts receivable.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date. If not discussed herein, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the Company to disclose disaggregated jurisdictional and categorical information for the tax rate reconciliation, income taxes paid and other income tax related amounts. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 as of December 31, 2025, on a retrospective basis, with no significant impact on its consolidated financial statements. However, the adoption of ASU 2023-09 resulted in more detailed and enhanced footnote disclosures (see Note 2 and Note 10 to the consolidated financial statements).

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-04 Debt - Debt With Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments. The objective of the standard is to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20, Debt with Conversion and Other Options. This standard will affect entities that settle convertible debt instruments for which the conversion privileges are changed to induce conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The objective of the standard is to provide disaggregated information about a public business entity's expenses to help investors better understand the components of an entity's expenses, which should enable investors to better assess an entity's prospects for future cash flows. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements and related disclosures.

NOTE 3. ACCOUNTS RECEIVABLE AND ACCOUNTS RECEIVABLE – RELATED PARTY, NET

Accounts receivable and accounts receivable - related party, net are comprised of the following:

	2025	2024
Oil and gas sales receivables	$ 41,048	$ -
Joint interest billings	-	496,998
Related party receivables	349,742	381,708
Accounts receivable and accounts - receivable related party	390,790	878,706
Provision for credit losses	(100,420)	(496,998)
Accounts receivable and accounts receivable - related party, net	$ 290,370	$ 381,708

NOTE 4. OIL AND GAS PROPERTIES

The book value of the Company's oil and gas properties consists of all acquisition costs, drilling costs and other associated capitalized costs. Acquisitions are accounted for as purchases and, accordingly, the results of operations are included in the accompanying consolidated statements of operations from the closing date of the acquisition.

The following table presents oil and gas properties as of December 31, 2025 and 2024:

	2025	2024
Proved properties	$ 10,761,047	$ 9,656,020
Unproved properties	-	-
Total oil and gas properties	10,761,047	9,656,020
Less accumulated depreciation and depletion	(428,742)	(384,832)
Oil and gas properties, net	$ **10,332,305**	$ **9,271,188**

2024 Acquisitions

Bakken Acquisition

On March 11, 2024, the Company completed an asset acquisition of a 12% non-operating working interest in 19 wells located in the Bakken Region of North Dakota (the "Bakken Asset") from EuroPac Energy III, LLC ("EPE III") and EuroPac Energy IV, LLC ("EPE IV"), pursuant to a Contribution Agreement. The Bakken Asset was contributed to Pytheas Bakken SPV LLC, a wholly owned subsidiary of the Company.

The consideration paid by the Company and allocation of that amount to the underlying assets acquired, on a relative fair value basis, was recorded on the Company's books as of the date of the closing. Additionally, costs directly related to the assets acquired and liabilities assumed were capitalized as a component of the consideration. The consideration transferred, assets acquired and liabilities assumed by the Company were recorded as follows:

Assets acquired and liabilities assumed:	
Proved oil and gas properties	$ 329,627
Total assets acquired	329,627
Asset retirement obligations	(1,844)
Net assets acquired	$ **327,783**
Consideration paid for net assets:	
7,652,244 shares issued at $0.0428 per share	327,783
Total consideration transferred	$ **327,783**

In June 2024, the Company sold their working interest in EPE III in exchange for $173,725.

MR Acquisition

On April 24, 2024, the Company completed an asset acquisition of an approximately 50% non-operating working interest in 488 oil wells located in the Minerva-Rockdale oil field in Milam County, Texas (the "MR Asset") from MR Oil & Gas, Inc., pursuant to a Contribution Agreement and a related Master Assignment. The MR Asset was contributed to Pytheas MR SPV LLC, a wholly owned subsidiary of the Company. As consideration, the Company issued 15,000,000 shares of common stock to the shareholders of MR Oil & Gas, Inc. on a pro-rata basis. The transaction was accounted for as an asset acquisition.

The consideration paid by the Company and allocation of that amount to the underlying assets acquired, on a relative fair value basis, was recorded on the Company's books as of the date of the closing. Additionally, costs directly related to the assets acquired and liabilities assumed were capitalized as a component of the consideration. The consideration transferred, assets acquired and liabilities assumed by the Company were recorded as follows:

Assets acquired and liabilities assumed:		
Proved oil and gas properties	$	9,358,358
Total assets acquired		**9,358,358**
Asset retirement obligations		(208,358)
Net assets acquired	$	**9,150,000**
Consideration paid for net assets:		
15,000,000 shares issued at $0.61 per share		9,150,000
Total consideration transferred	$	**9,150,000**

Noack Lease

The Noack lease was recorded at a value equal to the $15,000 in cash consideration paid to the seller. The full purchase price was allocated to proved producing properties.

The consideration paid by the Company and allocation of that amount to the underlying assets acquired, on a relative fair value basis, was recorded on the Company's books as of the date of the closing. Additionally, costs directly related to the assets acquired and liabilities assumed were capitalized as a component of the consideration. The consideration transferred, assets acquired and liabilities assumed by the Company were recorded as follows:

Assets acquired and liabilities assumed:		
Proved oil and gas properties	$	70,656
Total assets acquired		70,656
Asset retirement obligations		(55,656)
Net assets acquired	$	**15,000**
Consideration paid for net assets:		
Cash paid		15,000
Total consideration transferred	$	**15,000**

NOTE 5. INTANGIBLE ASSETS

On March 10, 2024, Pytheas Energy Inc. acquired full ownership of the TerraQuest application through agreement with Legato Energy Solutions LLC, a Texas-based company. The acquisition included Artificial Intelligence (AI)-enabled technology used for assets identification and optimization in its oil and gas operations, all worldwide rights, title, and interest in the intellectual property associated with TerraQuest—covering copyrights, trademarks, trade secrets, patents, patent applications, moral rights, and licensing rights. In exchange, Pytheas issued 3,277,500 shares of its common stock to Legato Energy Solutions LLC, thereby integrating TerraQuest as a core component of its asset acquisition strategy.

Intangible assets as of December 31, 2025 and December 31, 2024, are as follows:

Intangible Assets	Useful Life (years)	2025		2024	
AI Technology	15	$	2,020,650	$	1,999,275
Less: accumulated amortization			(240,227)		(105,517)
Total intangible assets, net		$	1,780,423	$	1,893,758

The amortization period of intangible assets was 15 years. Amortization expense related to intangible assets was $134,710 and $105,517 for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024, respectively.

The following table presents estimated amortization expense for the each of the succeeding five years and thereafter.

Year ended December 31,	Estimated Amortization
2026	$ 134,710
2027	134,710
2028	134,710
2029	134,710
2030	134,710
Thereafter	1,106,873
Total	**$ 1,780,423**

NOTE 6. DEBT

Revolving Credit Agreement

On June 11, 2024, the Company entered into a revolving line of credit agreement with Raymond James Bank, N.A., providing for borrowings up to an aggregate principal amount of $3,260,000. The line of credit bears interest at a variable rate equal to the 1-month Secured Overnight Financing Rate (SOFR) plus 1.75%.

On December 22, 2025 the Company entered into a modification agreement with Raymond James Bank, N.A., to increase the borrowing limit up to an aggregate principal amount of $4,930,000. As part of the Amendment, the line of credit bears interest at a variable rate equal to the 1-month SOFR plus an applicable percentage of 1.5% and a credit spread adjustment of 0.11448%.

The effective interest rate as of December 31, 2025 and December 31, 2024 was 5.40% and 6.20%, respectively.

The line of credit is secured by the Company's cash balance with Raymond James Bank, N.A. and remains in effect until either party closes the line. The Company is not subject to any debt covenants. As of December 31, 2025, the Company had $4,512,304 outstanding under the facility and available borrowing capacity of $417,696. As of December 31, 2024, the Company had $2,641,884 outstanding under the facility and available borrowing capacity of $618,116.

Interest expense related to this facility for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024 was $111,872 and $54,894, respectively.

Stellantis Note Payable

On March 14, 2025, the Company entered into a loan payable agreement with Stellantis Financial Services for $52,323 with a maturity date of March 14, 2031 bearing an 11.36% interest rate. As of December 31, 2025, the remaining balance of the loan is $46,026, of which $9,091 is current. Interest expense incurred during the year ended December 31, 2025 related to the loan was $4,978.

Zoic Note Payable

On December 13, 2023, Zoic Capital Partners, LLC, a related party, entered into a note payable with H Abraham Matheson LLC for $57,500. On March 7, 2024, the note was transferred to the Company. The note bears no interest and was paid in full in January 2025.

NOTE 7. COMMON AND PREFERRED STOCK

Common Stock

The Company is authorized to issue 300,000,000 shares of Common Stock with a par value of $0.0001 per share.

On February 20, 2024, the Company issued 4,370,000 shares each to JLME Group LLC, Matheson Global Management LLC, and Geoff Brandt upon formation. On March 7, 2024, the Company cancelled 1,092,500 shares from each of JLME Group LLC, Matheson Global Management LLC, and Geoff Brandt for a total of 3,227,500 and issued 3,277,500 shares to Legato Energy Solutions LLC for the TerraQuest technology acquisition. On March 11, 2024, the Company issued 4,876,000 shares to EPE III and 4,324,000 shares to EPE IV for the Bakken Asset and cash of $944,131. The company also issued 690,000 shares to EPE Manager as a success fee. On April 24, 2024, the Company issued 15,000,000 shares to MR Oil & Gas, Inc. shareholders for the Minerva-Rockdale Asset acquisition.

Additionally, the Company issued shares to investors through multiple closings under its crowdfunding offering: 5,137,172 shares on April 17, 2024; 674,345 shares on May 14, 2024; 388,619 shares on October 3, 2024; 237,645 shares on December 6, 2024; 241,582 shares on January 15, 2025; 238,147 shares on February 1, 2025; and 445,989 shares on April 7, 2025.

Pursuant to the Company's engagement agreement with Equifund Crowd Funding Portal, the Company agreed to issue 7% of the gross amount raised in shares to Equifund. As of December 31, 2025, Equifund was owed 512,708 shares for their services. 465,805 shares were issued on March 31, 2025 and the remaining 46,903 shares valued at $28,611 were recognized as Stock Issuance Liability on the consolidated balance sheets.

During the period from February 20, 2024 to December 31, 2024, the Company issued 50,000 shares at $0.61 per share as a stock grant to a Director. The Company also redeemed 870,682 shares related to Bakken investors and other minor redemptions totaling 53,798 shares.

As of December 31, 2025 and December 31, 2024, the Company had 44,954,851 and 43,563,301 shares of common stock issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock ("Preferred Shares"), par value $0.0001 per share, with such designations, voting power, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, as may be determined by the Company's board of directors.

In June 2025, the Company commenced a best efforts private placement offering pursuant to a Confidential Private Placement Memorandum (the "PPM") under which the Company offered up to 5,076,923 shares of Series A Preferred Stock, par value $0.0001 per share, and up to 12,307,692 shares of Series B Preferred Stock, par value $0.0001 per share (collectively, the "Preferred Shares").The Preferred Shares were offered at a purchase price of $0.65 per share for maximum aggregate gross proceeds of $3,300,000 for the Series A Preferred and $8,000,000 for the Series B Preferred, and were offered exclusively to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended.

Under the terms of the Certificates of Designation, the Preferred Shares rank senior to the Company's common stock with respect to dividends and distributions upon liquidation and on parity with each other, unless otherwise specified therein, and provide for cumulative dividend rights, optional conversion into common stock at the holder's election, discretionary redemption by the Company subject to stated premiums, and mandatory conversion upon a qualifying public listing of the Company's common stock. The Series B Preferred additionally provides for participation in net

profits derived from designated oil and gas wells, subject to the terms and conditions set forth in the Series B Certificate of Designation. The Company intends to use the net proceeds from the offering for asset rehabilitation, general corporate and administrative costs, and working capital purposes.

Preferred stock issuances for the year ended December 31, 2025 are as follows:

	Year ended December 31, 2025					
	Series A			Series B		
Period of issuance	Shares		Amount	Shares		Amount
Q1	-	$	-	-	$	-
Q2	-		-	552,085		358,855
Q3	389,854		253,405	7,516,087		4,885,441
Q4	158,469		103,006	3,207,881		2,085,138
	548,323	$	356,411	11,276,053	$	7,329,434

As of December 31, 2025, the Company had 548,323 shares of Series A Preferred Stock and 11,276,053 shares of Series B Preferred Stock outstanding. As of December 31, 2024, the Company had no shares of preferred stock issued or outstanding. As of December 31, 2025, the Company also received total proceeds of $1,028,336 for the sale of preferred stock which have not been issued. As a result, the Company recognized this amount as Stock Issuance Liability on the consolidated balance sheets.

The Series A Preferred Stock and Series B Preferred Stock rank senior to the Company's common stock with respect to dividends and distributions upon liquidation and rank on parity with each other unless otherwise specified in their respective Certificates of Designation. The Preferred Stock does not have general voting rights and the holders are not entitled to vote on matters submitted to the Company's stockholders, except as required by law or as specifically set forth in the Certificates of Designation.

Dividends

The Series A Preferred Stock accrues cumulative dividends at a rate of 16.0% per annum of the stated value, accruing daily and commencing six months after issuance. Dividends are payable quarterly once the Company has raised at least $1.5 million in aggregate offering proceeds, subject to the availability of legally distributable funds. As of December 31, 2025 the Company has raised in excess of $1.5 million in aggregate offering proceeds related to the Series A Preferred Stock.

The Series B Preferred Stock accrues cumulative preferred dividends at a rate of 5.0% per annum of the stated value on the same basis as the Series A Preferred Stock. In addition, holders of Series B Preferred Stock are entitled to a quarterly dividend equal to 50% of distributable net profits ("Net Profits Dividend") generated from designated oil and gas wells ("Wells"), subject to the terms of the Series B Certificate of Designation and the availability of legally distributable funds. Net profits used in calculating the accrued dividends is determined by gross revenues attributable to the Wells in any fiscal quarter are netted against the sum of accumulated expenses and accumulated net profits allocation.

Dividends on the Series B Preferred Stock are cumulative and, to the extent unpaid, continue to accrue until paid or otherwise settled in accordance with the terms of the Preferred Stock. As of December 31, 2025, there was a de minimis amount of dividends declared and accumulated related to the Preferred Stock.

The aggregate amount of the Net Profits Dividend payable is determined by the Company's chief financial officer, and approved by the chief executive officer. Net Profits Dividends payable for a fiscal quarter are to be paid on a quarterly basis.

The Company is not required to pay any dividend on the Preferred Shares if, in the reasonable judgment of the chief financial officer, there is a lack of net profits or legally available funds to make such payment, or that paying the dividend would jeopardize the financial stability of the Company or result in a violation of any applicable laws and regulations. In the event any dividends on the Preferred Shares are deferred and remain unpaid as of the end of the fiscal quarter following the quarter for which the dividend was calculated, the Company will satisfy the dividend payment by issuing a number of common stock equal to the full amount of the deferred dividend divided by the conversion price of $0.65.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time and from time to time, into shares of the Company's common stock at a fixed conversion price of $0.65 per share, subject to customary anti-dilution adjustments. Accrued and unpaid dividends are convertible into common stock on the same basis upon conversion.

The Preferred Shares are subject to mandatory conversion upon the occurrence of a qualifying public listing of the Company's common stock, including an initial public offering, reverse merger, or similar transaction, as defined in the Certificates of Designation. Conversion upon a qualifying public listing is settled through the issuance of common stock and does not require the payment of cash. In the event of a mandatory conversion all Preferred Shares along with all accrued but unpaid dividends thereon will automatically convert into Common stock at the conversion price equal to the per-share price paid by investors in the public offering or concurrent financing. If the mandatory conversion occurs via a transaction without a set offering price the mandatory conversion price will be based on a valuation determined by the Company's board of directors.

Except in the case of mandatory conversion upon a qualifying public listing, the Preferred Shares are convertible at the option of the holder at the conversion price of $0.65 per share. Shares issuable upon conversion of the Preferred Stock are not included in diluted earnings per share unless the applicable conversion contingencies are satisfied, as the instruments are contingently convertible.

Redemption

The Preferred Stock is not mandatorily redeemable. The Company may, at its sole discretion, redeem the Series A Preferred Stock at a price equal to the stated value plus accrued and unpaid dividends and a redemption premium equal to 16% of the stated value (excluding any accrued but unpaid dividends.) The Company may, at its sole discretion, redeem the Series B Preferred Stock at a price equal to the stated value plus accrued and unpaid dividends and a redemption premium equal to 10% of the stated value (excluding any accrued but unpaid dividends.) Redemption may occur at any time and from time to time at the Company's election and is not subject to any holder redemption rights.

Following the three-year anniversary of issuance, the Company may consider requests for redemption from holders of the Preferred Stock; however, approval or denial of any such request remains in the Company's sole and absolute discretion.

As of December 31, 2025, the aggregate redemption value of the Series A Preferred Stock, assuming redemption at stated value plus accrued dividends and the applicable redemption premium, was $413,437, and the aggregate redemption value of the Series B Preferred Stock under the same assumptions was $8,062,377. Redemption rights are controlled solely by the Company, and holders of the Preferred Stock do not possess any put, demand, or other redemption rights.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Preferred Stock are entitled to receive, prior to any distribution to holders of common stock, an amount equal to the stated value of the Preferred Stock plus any accrued and unpaid dividends. Any remaining assets of the Company are distributed to the holders of common stock in accordance with their respective rights.

Pytheas Energy Inc.

Notes to Consolidated Financial Statements

Equity Classification

The Preferred Stock is classified within permanent equity in the Company's consolidated balance sheets. The Preferred Stock is not mandatorily redeemable and is redeemable only at the discretion of the Company or upon an ordinary liquidation event. Mandatory conversion upon a qualifying public listing is settled through the issuance of equity instruments. Accordingly, the Preferred Stock does not meet the criteria for liability or temporary equity classification.

The Company evaluated the embedded features of the Preferred Stock, including conversion features, redemption features, dividend provisions, and profit participation rights, and concluded that such features do not require bifurcation as derivatives. The Preferred Stock represents an equity like host contract, and settlement of the embedded features occurs through either cash settlement in the sum of stated value, accrued but unpaid dividends and liquidation premium in the event of redemption or gross physical delivery of the Company's equity instruments in the event of dividend payments or is otherwise within the Company's control.

NOTE 8. COMMITMENTS & CONTINGENCIES

The Company's operations are subject to rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. As such, in the ordinary course of business, the Company may become subject to various legal proceedings and claims.

Liabilities for loss contingencies that arise from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be estimated. As of December 31, 2025, there were no claims, assessments, or litigation pending against the Company.

The Company is subject to various federal, state, and local laws and regulations, including those administered by the Texas Railroad Commission ("RRC"), which require financial assurance for the plugging and abandonment of wells. In accordance with these rules, the Company holds P-5 surety bonds of approximately $252,000 as of December 31, 2025 and 2024, respectively and is included in prepaid expense and other current assets on the consolidated balance sheets.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

The following table presents the activity for the Company's asset retirement obligations for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024:

	2025	2024
Beginning asset retirement obligations	$ 278,849	$ -
Liabilities acquired during the period	538,245	265,859
Liabilities sold during the period	(20,000)	(1,222)
Revisions to previous estimates	432,256	-
Accretion of asset retirement obligations	130,492	14,212
Ending asset retirement obligations	$ 1,359,842	$ 278,849

NOTE 10. INCOME TAXES

The Company provides income taxes using the liability method in accordance with FASB ASC Topic 740 "Income Taxes". Deferred income taxes arise from the differences in the recognition of income and expenses for tax purposes. There were no deferred tax assets or liabilities as of December 31, 2025 and December 31, 2024.

Management has reviewed the provisions regarding the assessment of their valuation allowance on deferred tax assets and based on those criteria determined that it would not have sufficient taxable income to realize those assets.

Pytheas Energy Inc.

Notes to Consolidated Financial Statements

Therefore, management has assessed the realization of the deferred tax assets and has determined that it is more likely than not that they will not be realized and has provided a full valuation allowance against the deferred tax asset.

The Company recognizes the financial statement effect of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The following is a reconciliation of the reported amount of income tax expense for the year ended December 31, 2025 and for the period from February 15 through December 31, 2024, to the amount of income tax expense that would result from applying the statutory rate to pretax income (loss).

	2025	2024
Income (loss) before taxes and NOL	$ (5,778,132)	$ (3,477,580)
Federal statutory rate	21%	21%
Taxes computed at federal statutory rates	(1,213,408)	(730,292)
Permanent difference	3,981	2,348
Change in valuation allowance	1,209,427	727,944
Reported tax expense	$ -	$ -

The significant components of the Company's deferred tax assets (liabilities) were as follows:

	2025	2024
Net operating loss (NOL) and tax credit carryforwards	$ 2,210,305	$ 660,561
Allowance for credit losses	21,088	104,370
Crude oil properties	(72,460)	(41,433)
Acquisition costs	97,681	9,292
Other	18,734	(4,846)
Total net deferred tax assets (liabilities) before valuation allowance	2,275,348	727,944
Valuation allowance	(2,275,348)	(727,944)
Total net deferred tax assets (liabilities)	$ -	$ -

The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of the realization of the deferred tax assets.

As of December 31, 2025 and December 31, 2024, the Company has incurred accumulated net operating losses in the United States of America totaling $10,525,264 and $3,145,529, respectively, which are available to reduce taxable income in future taxation years.

NOTE 11. BASIC AND DILUTED LOSS PER SHARE

The reconciliation of the numerators and denominators used to calculate basic and diluted loss per share for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024 are as follows:

24

	2025	2024
Basic net loss per share:		
Numerator		
Net loss attributable to common stock	$ (5,778,132)	$ (3,477,580)
Denominator		
Weighted average common shares outstanding, basic	44,690,664	37,962,379
Basic net loss per share	$ (0.13)	$ (0.09)

	2025	2024
Diluted net loss per share:		
Numerator		
Net loss attributable to common stock	$ (5,778,132)	$ (3,477,580)
Denominator		
Weighted average common shares outstanding, basic	44,690,664	37,962,379
Plus: Effect of dilutive preferred shares	-	-
Weighted average common shares outstanding, diluted	44,690,664	37,962,379
Diluted net loss per share	$ (0.13)	$ (0.09)

The Company has outstanding Series A and Series B convertible preferred stock that could potentially dilute basic earnings per share. However, for the year ended December 31, 2025 and for the period from February 15, 2024 through December 31, 2024, the Company incurred a net loss. As a result, the assumed conversion of the Series A and Series B Preferred Stock were excluded from the calculation of diluted earnings per share, as the effect of including such potential common shares would have been anti-dilutive. Accordingly, diluted loss per share is the same as basic loss per share for the periods presented. Further, there are no options, warrants or restricted stock units that could impact the loss per share. The following convertible preferred stock were excluded from the diluted loss per share computation because the effect would have been anti-dilutive:

	2025	2024
Preferred stock - Series A	548,323	-
Preferred stock - Series B	11,276,053	-

NOTE 12. RELATED PARTY TRANSACTIONS

As of December 31, 2025 and 2024, the Company has outstanding receivables totaling $249,322 and $207,983. These receivables are classified as accounts receivables from related parties and are non-interest bearing. The amounts were advanced in the ordinary course of business and are expected to be repaid under mutually agreed terms. No formal repayment schedule has been established, and no collateral has been provided.

As of December 31, 2024, the Company had an additional receivable from EPE III (Bakken) for $173,725.

As of December 31, 2024, the Company had an outstanding note payable with Zoic Capital Partners, LLC for $57,500. The note does not bear any interest.

NOTE 13. RESERVE AND RELATED FINANCIAL DATA – UNAUDITED

Disclosure of Reserves

The table below summarizes our estimated net proved reserves, as of December 31, 2025 and December 31, 2024, based on reserve reports prepared by MKM Engineering ("MKM"), our third-party independent reserve engineers. In preparing its reports, MKM evaluated properties representing all of our proved reserves at December 31, 2025 and

Pytheas Energy Inc.

Notes to Consolidated Financial Statements

December 31, 2024 and in accordance with the rules and regulations of the SEC applicable to companies involved in oil and gas producing activities. Our estimated net proved reserves in the table below do not include probable or possible reserves.

Schedule of proved developed and undeveloped oil and gas reserve quantities:

	Oil (Mbbl)	Natural Gas (MMcf)	Total (MBoe)
Proved developed and undeveloped reserves as on January 1, 2025	1,010	-	1,010
Purchases of minerals in place	-	-	-
Production	(2)	-	(2)
Revisions of previous estimates	(415)	-	(415)
Proved developed and undeveloped reserves at December 31, 2025	593	-	593

	Oil (Mbbl)	Natural Gas (MMcf)	Total (MBoe)
Proved developed and undeveloped reserves as on February 15, 2024	-	-	-
Purchases of minerals in place	1,072	-	1,072
Production	(62)	-	(62)
Proved developed and undeveloped reserves at December 31, 2024	1,010	-	1,010

For estimates of oil reserves, the spot oil price used was $65.34 and $73.13 per barrel as of December 31, 2025 and December 31, 2024. The Company had immaterial reserves of natural gas and natural gas liquids as of December 31, 2025 and December 31, 2024.

Standardized Measure

The standardized measure of discounted future net cash flows and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board.

Discounted future net cash flows are calculated using a 10% rate. Estimated future income taxes are calculated by applying year-end statutory rates to future pre-tax net cash flows, less the tax basis of related assets and applicable tax credits.

The estimated well abandonment costs are deducted from the standardized measure using year-end costs and discounted at 10%. Such abandonment costs are recorded as a liability on the consolidated balance sheets, using estimated values as the projected abandonment date and discounted using a risk-adjusted rate when the well is drilled or acquired.

The standardized measure does not represent management's estimate of the Company's future cash flows or the value of proved oil and gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, prices used to determine the standardized measure are influenced by supply and demand as affected by recent economic conditions and other factors and may not be the most representative in estimating future revenues or reserve data.

Pytheas Energy Inc.

Notes to Consolidated Financial Statements

The table below reflects the standardized measure of discounted future net cash flows related to the Company's interest in proved reserves as of December 31, 2025 and December 31, 2024 (in thousands):

(in thousands)		2025		2024
Future cash inflows	$	35,168	$	46,400
Future production costs		(13,632)		(15,754)
Future development and abandonment costs		(6,368)		(8,500)
Future tax expense		(3,963)		(3,439)
Future net cash flows		11,205		18,707
10% annual discount for estimated timing of cash flows		(2,496)		(7,477)
Standardized measure of discounted future net cash flows	$	8,709	$	11,230

The principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved reserves are as follows:

(in thousands)		2025		2024
Beginning of period	$	11,230	$	-
Sales of oil and gas produced, net of production costs		1,610		-
Net change of prices and production costs		2,040		-
Change in future development costs		1,398		-
Revisions of quantity and timing estimates		(9,593)		-
Accretion of discount		1,517		-
Change in income taxes		(551)		-
Purchases of minerals in place		-		11,230
Other		1,058		-
End of period	$	8,709	$	11,230

NOTE 14. SEGMENT REPORTING

The Company's operations include the acquisition, development, and production of oil and gas properties in the United States of America. The Company manages its business activities and operates in a single operating and reportable segment.

Operating segments are defined as components of a public entity that engages in business activities and for which discrete financial information and operating results are available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance.

The Company's Chief Executive Officer ("CEO") has been determined to be the CODM of the Company. The CEO uses net loss, as reported on the Company's consolidated statements of operations, to assess financial performance and allocate resources. The CEO manages and evaluates the results of the Company and net loss is used to evaluate key operating decisions, such as making strategic acquisitions, determining transaction structures to capitalize on the Company's business plan, and allocating resources for lease operating and general and administrative expenditures. The CEO does not review balance sheet assets when assessing segment performance and deciding how to allocate resources. All significant segment expenses are presented separately on the Company's consolidated statements of operations. There are no other significant segment expenses or other segment items that would require disclosure.

NOTE 15. SUBSEQUENT EVENTS

In connection with the issuance of the consolidated financial statements of Pytheas Energy Inc., the Company has evaluated subsequent events through April 17, 2026, the date that the consolidated financial statements of Pytheas Energy Inc. were available to be issued.

In the first quarter of 2026, the Company issued 50,000 shares of Series C Preferred Stock, with a par value of $0.001, and a share price of $0.65 per share, for approximate cash proceeds of $32,500. The rights, liquidation preferences, and conversion basis of Series C shares is consistent with those of Series B described in Note 7 – Common and Preferred Stock.

I, Josh Zuker, the Founder, Chief Executive Officer, Director, President of **Pytheas Energy Inc.,** hereby certify that the financial statements of **Pytheas Energy Inc.** and notes thereto for the periods ending **December 31, 2025** and **December 31, 2024** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. Pytheas Energy Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30th, 2026

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/30/2026 (Date of Execution).

_____ (Signature)

Founder, Chief Executive Officer, Director, President

4/30/2026